Exhibit 99.1

CMGE Announces Completion of Merger

HONG KONG, August 10, 2015 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, announced today the completion of the merger (the “merger”) with Pegasus Merger Sub Limited (“Merger Sub”), a wholly-owned subsidiary of Pegasus Investment Holdings Limited (“Parent”), pursuant to the agreement and plan of merger (the “merger agreement”) dated June 9, 2015 by and among Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, each of the Company’s class A ordinary shares, par value US$0.001 per share (the “Class A Shares”) and each of the Company’s class B ordinary shares, par value US$0.001 per share (together with the Class A Shares, the “Shares”), issued and outstanding immediately prior to the effective time of the merger, has been canceled in exchange for the right to receive US$1.5714 in cash without interest, and, for the avoidance of doubt, each of the Company’s American depositary shares, each representing fourteen Class A Shares (the “ADSs”) issued and outstanding immediately prior to the effective time of the merger has been canceled in exchange for the right to receive US$22.00 in cash without interest (less US$0.05 per ADS cancellation fee pursuant to the terms of the ADS depositary agreement).

Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after the date of this announcement, The Bank of New York Mellon, in its capacity as ADS depositary (the “ADS Depositary”) will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders US$22.00 per ADS surrendered in cash without interest (less US$0.05 per ADS cancellation fee pursuant to the terms of the ADS deposit agreement).

The Company also announced today that it has requested that trading of its ADSs on the NASDAQ Global Market (the “NASDAQ”) be suspended. The Company requested the NASDAQ to file Form 25 with the United States Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing Form 15 with the SEC in ten days. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai, Hong Kong, Tokyo, Taipei and Seoul. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com